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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                              (Amendment No. __ )*

                           Coventry Industries Corp.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)




                                 (CUSIP Number)

                   ProFutures Special Equities Fund, L.P.
                       c/o Gary D. Halbert, President
                      ProFutures Fund Management, Inc.
         1310 Highway 620 South -- Suite 200,  Austin, Texas  78734
                               (512) 263-3800
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              January 20, 1998
            (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition of which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all Exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. ___________________

1)  Name of Reporting Person
     SS or IRS Identification No. of Above Person

         ProFutures Special Equities Fund, L.P.  74-2786952

2)   Check the Appropriate Box if a Member of a Group
     (a) [__]    (b) [ X ]

3)   SEC Use Only

4)   Source of Funds (See Instructions):      WC

5) Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)   Sole Voting Power         724,638

     8)   Shared Voting Power       724,638

     9)   Sole Dispositive Power    724,638

     10)  Shared Dispositive Voting Power  724,638

11) Aggregate Amount Beneficially
    Owned by each Reporting Person   724,638

12)  Check if the Aggregate Amount in Row 11 Excludes Certain
     Shares  (See Instructions) [__]

13)  Percent of Class Represented by Amount in Row 11: 27.41%

14)  Type of Reporting Person

          PN
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   -----   Schedule 13D  (cont'd.) ------

          COVENTRY INDUSTRIES CORP.

     ProFutures Special Equities Fund, L.P. ("PSEF") hereby submits the following Statement on Schedule 13D (the "Statement"):

     Item 1.  Security and Issuer.

     This Statement relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of Coventry Industries Corp., a Florida corporation (the "Company"), whose principal executive offices are located at 7777 Glades Road -- Suite 200, Boca Raton, Florida 33434.


     Item 2.  Identity and Background.

     A.   Persons Filing this Statement.

     (1)  Name: ProFutures Special Equities Fund, L.P. ("PSEF")
          State of Organization:  Delaware
          Principal Business:  Investments in securities
          Address of Principal Business and Office:
                   1310 Highway 620 South -- Suite 200,
                   Austin, Texas  78734
          Criminal and Civil Proceedings:  None

      B.   General Partners of PSEF.

     (1)  Name: ProFutures Fund Management, Inc.
          State of Organization: Texas
          Principal Business: A General Partner of PSEF
          Address of Principal Business and Office:
                  1310 Highway 620 South -- Suite 200,
                  Austin, Texas  78734
           Criminal and Civil Proceedings:  None

     (2)  Name: Golden Eye Asset Management, Inc.
          State of Organization: Texas
          Principal Business: A General Partner of PSEF
          Address of Principal Business and Office:
                  1310 Highway 620 South -- Suite 200,
                  Austin, Texas  78734
          Criminal and Civil Proceedings:  None


     D. Officers, Directors and Control Persons of ProFutures Fund Management, Inc.

          (1) (a) Name: Gary D. Halbert, President, Director and controlling shareholder

          (b)       Business Address:
                      1310 Highway 620 South -- Suite 200,
                      Austin, Texas  78734

          (c)       Present Principal Occupation:
                       President, Director and shareholder of
                       ProFutures, Inc. and affiliates.

       (d) & (e)    Criminal and Civil Proceedings:  None

          (f)       Citizenship:  USA


          (2) (a)   Name: Debi B. Halbert, Chief Financial Officer and
                        Treasurer

          (b)       Business Address:
                         1310 Highway 620 South -- Suite 200,
                         Austin, Texas 78734

          (c)       Present Principal Occupation:
                        Chief Financial Officer and Treasurer, Director and shareholder of ProFutures, Inc. and affiliates.


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       (d) & (e)    Criminal and Civil Proceedings:  None
          (f)       Citizenship:  USA


     (3)  (a)       Name: John F. Mauldin, Vice President

          (b)       Business Address:
                        The Ballpark in Arlington-- Suite 216,
                        Arlington, Texas 76011

          (c)       Present Principal Occupation:
                         President, Director and shareholder of
                         Communications Management, Inc. and affiliates.

       (d) & (e)    Criminal and Civil Proceedings:  None

          (f)       Citizenship:  USA

     E. Officers, Directors and Control Persons of Golden Eye Asset Management, Inc.

        (1) (a)     Name: Marte W. Anderson, President, Director and sole
                          shareholder

            (b)     Business Address:
                     1310 Highway 620 South -- Suite 200,
                     Austin, Texas 78734.

            (c)     Present Principal Occupation:
                     President, Director and sole shareholder of Golden Eye Asset Management, Inc.

         (d) & (e)  Criminal and Civil Proceedings:  None

            (f)     Citizenship:  USA

        (2) (a)     Name: Carnie W. Anderson, Vice President

            (b)     Business Address:
                           RR1 - Box 192A, Lamoni, Iowa 50140

            (c)     Present Principal Occupation:
                           President, Director and shareholder of Anderson Supply Co., Inc. and Golden Investments, Inc.

         (d) & (e)  Criminal and Civil Proceedings:  None

             (f)    Citizenship:  USA

     Item 3.  Source and Amount of Funds or Other Consideration.

     On January 20, 1998, PSEF purchased directly from the Company in a private transaction 2,500 shares of 5% Convertible Preferred Stock (the "Preferred Stock"), convertible into shares of Common Stock, $0.001 par value, of the Company, for an aggregate purchase price of $2,500,000 (including any brokerage commissions). PSEF purchased 1,750 shares of Preferred Stock on the closing date, 500 shares of which were held in escrow. PSEF has agreed to close on
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the purchase of the 500 escrowed shares and also purchase the remaining 750 shares of Preferred Stock if the Company obtains the requisite stockholder approval necessary to comply with its listing agreement. The Preferred Stock may be converted into the Common Stock at any time at a price equal to a percentage of the average of the closing bid prices on NASDAQ for the five trading days preceding the date of conversion.

     The Preferred Stock beneficially owned by PSEF was purchased with the working capital.

     Item 4.  Purpose of the Transaction.

     The securities of the Company were acquired for investment purposes only.

     Item 5.  Interest in Securities of the Issuer.

     (a) Subject to the contingency outlined in Item 4 above, the aggregate number of shares of Common Stock owned beneficially by PSEF as of the close of business on January 20, 1998 was 724,638 (rounded), or approximately 27.41% of the shares of Common Stock outstanding. This percentage is based upon 2,643,388 shares of Common Stock reported to be outstanding, as of January 20, 1998, as represented to PSEF by the Company in the January 20, 1998 Subscription Agreement with respect to the Preferred Stock, and an assumed amount of $4 5/16 per share as the basis for the conversion price before the applicable discount.

     (b) By virtue of their positions as general partners of PSEF, ProFutures Fund Management, Inc. and Golden Eye Asset Management, Inc. may be deemed to share the power to vote and dispose of the shares of Common Stock owned by PSEF and thus may, for some purposes, be deemed to own beneficially such shares. ProFutures Fund Management, Inc. and Golden Eye Asset Management, Inc. each disclaim beneficial ownership of such shares.

     (c) No transactions in the Common Stock of the Company were effected by the persons named in response to paragraphs (a) and (b) above during the past sixty (60) days.

     (d) Except as indicated in this Item 5, none of the persons referred to in Item 2 hereof owns beneficially or has a right to acquire beneficial ownership of any shares of Common Stock.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

     Item 7.  Material to be Filed as Exhibits.

     There are no Exhibits to this filing.
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                                 SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct, and the undersigned agree that this statement shall be filed on behalf of each of them.

Dated: January 26, 1998


                         PROFUTURES SPECIAL EQUITIES FUND, L.P.

                         By:  ProFutures Fund Management, Inc., a
                              General Partner

                         By:     /s/ Gary D. Halbert
                             Gary D. Halbert, President